UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number    001-11444

MAGNA INTERNATIONAL INC.

(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2022	MAGNA INTERNATIONAL INC.
(Registrant)

	By:	/s/ “Bassem Shakeel”
Bassem A. Shakeel,
Vice-President and Corporate Secretary

EXHIBITS

Exhibit 99.1	Press release issued November 4, 2022, in which the Registrant announced its interim unaudited financial results for the three-month and nine-month periods ended September 30, 2022, and declared a quarterly dividend.

Exhibit 99.2	The Third Quarter Report of the Registrant, including its unaudited interim consolidated financial statements and Management's Discussion and Analysis of Results of Operations and Financial Position for the period ended September 30, 2022.

Exhibit 99.3	Certificate of the Chief Executive Officer of the Registrant, Seetarama (Swamy) Kotagiri, dated November 4, 2022 on Form 52-109F2 pursuant to the Canadian Securities Administrators' Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings.

Exhibit 99.4	Certificate of the Chief Financial Officer of the Registrant, Patrick W.D. McCann, dated November 4, 2022 on Form 52-109F2 pursuant to the Canadian Securities Administrators' Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings.